Exhibit (a)(5)

Contact:
David Smith
212-479-3140

NEW SENIOR ANNOUNCES COMMENCEMENT OF TENDER OFFER TO
REPURCHASE UP TO $30 MILLION OF ITS COMMON STOCK

NEW YORK — December 17, 2015 — New Senior Investment Group Inc. (“New Senior” or the “Company”) (NYSE: SNR) announced today the commencement of a modified “Dutch auction” self-tender offer to repurchase up to $30,000,000 in cash of shares of its common stock at a price per share within the range of $9.00 to $10.00, less applicable withholding taxes and without interest. The NYSE closing price of New Senior’s common stock on December 16, 2015 was $9.51 per share.

“Our decision to pursue a tender offer demonstrates our continued focus on creating value for our shareholders. We believe that our current valuation continues to represent a significant discount to the value of our portfolio of private pay senior housing properties,” New Senior Chief Executive Officer Susan Givens said. “This tender offer, combined with our $10 million of open market repurchases completed since the beginning of December, will amount to $40 million of stock repurchases at very attractive levels that are accretive to our earnings and net asset value and, we believe, more accretive than alternative investments given current market conditions. Importantly, we intend to fund the tender offer with cash on hand, and effecting repurchases through a tender offer enhances our ability to complete a sizable repurchase quickly. Going forward, we expect to make additional repurchases pursuant to the $100 million repurchase program announced on December 1 and to fund them with proceeds from asset sales so long as we can monetize assets at higher valuations than where we trade today.”

The tender offer will expire on January 19, 2016 at 5:00 p.m., New York City time, unless the tender offer is extended or withdrawn by the Company. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case in accordance with the procedures described in the tender offer materials that are being distributed to stockholders.

The Company believes that the modified “Dutch auction” tender offer mechanism is a prudent use of the Company’s financial resources and an efficient way to return capital to stockholders who wish to receive cash for all or a portion of their shares. The Company previously announced a share repurchase program providing for repurchases of common stock of up to $100 million, pursuant to which approximately $10.3 million of common stock has been repurchased as of December 10, 2015. This tender offer is being made pursuant to an upsizing of the original repurchase authorization to an aggregate of $130 million.

A modified “Dutch auction” self-tender offer allows stockholders to tender their shares pursuant to (i) auction tenders whereby stockholders indicate at what price within the Company’s specified range (in increments of $0.10 per share) they wish to tender or (ii) purchase price tenders whereby stockholders indicate they are willing to sell their shares to the Company at the purchase price determined in the tender offer. When the tender offer expires, the Company will determine the purchase price, which will be the lowest price per share within the range that will enable the Company to purchase $30,000,000 of its common stock (or a lower amount if the offer is not fully subscribed), taking into account the number of shares tendered pursuant to auction tenders and purchase price tenders and the prices specified by stockholders tendering shares pursuant to auction tenders.

All shares accepted for payment will be purchased at the same purchase price, regardless of whether any stockholder tendered such shares at a lower price within the range. Stockholders will receive the purchase price in cash, less any applicable withholding taxes and without interest, for shares properly tendered (and not properly withdrawn) at prices equal to or less than the purchase price. If more than the maximum number of shares sought is tendered, tendering stockholders owning fewer than 100 shares, or “odd lot” holders, will have their shares purchased without proration and all other tendered shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase. The terms and conditions of the tender offer are set forth in an Offer to Purchase, Letter of Transmittal and related documentation that are being distributed to holders of the Company’s shares and have been filed with the U.S. Securities and Exchange Commission (the “SEC”). Stockholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, less applicable withholding taxes and without interest, promptly after the expiration of the tender offer. All shares tendered at prices above the purchase price will not be purchased and will be returned promptly to the tendering stockholders. Stockholders whose shares are not purchased in the tender offer will have their shares returned, free of charge, promptly after the expiration of the tender offer. The tender offer will remain open for at least 20 business days. The Company also reserves the right to purchase up to an additional 2% of its shares outstanding pursuant to and without amending or extending the tender offer.

New Senior will use a portion of its cash and cash equivalents on hand to fund the repurchase of shares in the tender offer. The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase.

Fortress Operating Entity I LP, an affiliate of the Company’s manager, and the Company’s directors and executive officers, have informed the Company of their intention not to tender any shares in the tender offer.

Morgan Stanley & Co. LLC will serve as dealer manager for the tender offer. Innisfree M&A Incorporated will serve as information agent for the tender offer and American Stock Transfer & Trust Company LLC will serve as depositary for the tender offer. For more information about the tender offer, please contact Innisfree M&A Incorporated at 1-888-750-5834.

While the Company’s board of directors authorized the tender offer, it has not made and will not be making any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender them. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the Company’s shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to all stockholders, at no expense to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the SEC. The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Innisfree M&A Incorporated. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

ABOUT NEW SENIOR

New Senior is a real estate investment trust focused on investing in senior housing properties across the United States. The Company is the only pure play senior housing REIT and is one of the largest owners of senior housing properties. Currently, New Senior owns 154 properties located across 37 states. New Senior is managed by an affiliate of Fortress Investment Group LLC, a global investment management firm. More information about New Senior can be found at www.newseniorinv.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain items in this press release, including without limitation statements as to the amount, timing and manner of the Company’s self-tender offer and related share repurchase and statements regarding potential future asset sales and the use of the proceeds from such sales to fund repurchases constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts. They represent management’s current expectations regarding future events and are subject to a number of trends and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those described in the forward-looking statements. Accordingly, you should not place undue reliance on any forward-looking statements contained herein. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Risk Factors” and

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the SEC, which are available on the Company’s website (www.newseniorinv.com). New risks and uncertainties emerge from time to time, and it is not possible for New Senior to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Forward-looking statements contained herein speak only as of the date of this press release, and New Senior expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in New Senior’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.